Exhibit 21.1

Subsidiary List of The KEYW Holding Corporation

Name	Jurisdiction of Organization

The KEYW Corporation	Maryland

The Analysis Group, LLC (subsidiary of The KEYW Corporation)	Virginia

Everest Technology Solutions, Inc. (subsidiary of The KEYW Corporation)	Delaware

JKA Technologies, Inc. (subsidiary of The KEYW Corporation)	Maryland

Forbes Analytic Software, Inc. (subsidiary of The KEYW Corporation)	Virginia

Flight Landata, Inc.	Massachusetts

FLI-HI, LLC (subsidiary of Flight Landata, Inc.)	Massachusetts

Poole & Associates, Inc. (subsidiary of The KEYW Corporation)	Maryland

SenSage, Inc. (subsidiary of The KEYW Corporation)	California

SenSage International, Inc. (subsidiary of SenSage, Inc.)	California